

13031609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **O'Neil Securities Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles	**California**	**90066**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake **310-448-6800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue	**Los Angeles**	**California**	**90071**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, William J. O'Neil and Don H. Drake, affirm that , to the best of our Knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of O'Neil Securities Incorporated, as of December 31, 2012, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any interest in any account classified as that of a customer.

In addition, we affirm that the accompanying financial statement and supplementary schedules of O'Neil Securities Incorporated as of December 31, 2012 will be made available to all members or allied members of the organization.



William J. O'Neil
Chief Executive Officer



Don H. Drake
Chief Financial Officer

State of California
County of Los Angeles

Subscribed and affirmed before me on this 27th day of February, 2013, by William J. O'Neil and Don H. Drake, prove to me on the basis of satisfactory evidence to be the persons who appeared before me.



Notary Public


RICHARD C. BRAND II
Commission # 1923876
Notary Public - California
Los Angeles County
My Comm. Expires Feb 25, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Neil Securities, Incorporated
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 8,523,359
Receivable from clearing broker	62,519
Short-term investments	46
Fixed assets, net	17,853
Other assets	25,100
Total assets	$ 8,628,877
Liabilities and Stockholder's Equity	
Liabilities	
Accrued compensation and benefits	$ 309,400
Accrued expenses and payables	216,343
Payable to affiliates, net	1,309,640
Total liabilities	1,835,383
Commitments and contingencies (Note 5)	
Stockholder's equity	
Class A voting common stock; $.20 par value, 50,000,000 authorized shares; 647,100 shares issued and outstanding	$ 129,420
Additional Paid in Capital	9,300,000
Retained Deficit	(2,635,926)
Total stockholder's equity	6,793,494
Total liabilities and stockholder's equity	$ 8,628,877

The accompanying notes are an integral part of these financial statements.